Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

September 1, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Patricia Williams, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Williams:

        As per your request, below please find a description of the changes made to the Trust’s Registration Statement on Form N-1A (the “Amendment”) relating to Market Vectors China ETF (the “Fund”) since the original filing, which was made on March 30, 2009.

In addition to stylistic changes, the following changes have been made. All page numbers included below refer to the Fund’s prospectus (the “Prospectus”) contained in the Amendment.

1.

The name of the Fund was changed to “Market Vectors China ETF” in response to the staff’s comment that initially the Fund will not invest directly in China A-shares, but instead will primarily gain exposure to the China A-share market by investing in swaps that are linked to the performance of China A-shares.

2.

The Amendment enhances the disclosure regarding the fact that the Fund initially will primarily engage in swap transactions to gain exposure to the China A-share market. In particular, the front cover of the Prospectus has been amended to include a “text box” summarizing certain key risk factors relating to investments in swaps, such as swap availability, counterparty risk and potential tax implications. In addition, bolded language has been added to the “Principal Investment Policy” section of the Prospectus emphasizing these risks (page 2).

Furthermore, the Prospectus has been amended to include enhanced risk disclosure relating to investing in swaps, including risk disclosure relating to the limited availability of swaps and of China A-shares generally, counterparty risk, liquidity risk, risks of swaps on A-shares in particular, and tax and currency risks associated with investments in swaps (pages 3-5). In addition, the Prospectus has been amended to include enhanced risk disclosure on other risk factors such as the risks of investing in other funds and index tracking risk as a result of investing in swaps (page 6).

3.	The Prospectus was revised to include a description of the Fund’s underlying index, the CSI 300 Index (the “CSI Index”) (pages 3 and 19).

4.

Due to legal and operational constraints in China, the Prospectus (as well as the Fund’s Statement of Additional Information) have been revised to reflect the Fund’s intention to effect creations and redemptions of Creation Units principally in cash rather than in-kind for securities generally included in the CSI Index (pages 1 and 24-26). To this end, the Prospectus has been revised to include a risk factor relating to the risk of cash transactions (page 7).

5.	The Prospectus has been revised to include the Fund’s fee table and expense example (pages 16-17).

6.

The “Tax Matters” section of the Prospectus has been revised to include, among other things, additional disclosure on the potential treatment of gains and losses as a result of the Fund engaging in swap transactions (pages 27-30).

          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2024 or Joseph McBrien at (212) 293-2031. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon